

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 2, 2010

Mr. Thomas B. Nusz
Chairman, President, and Chief Executive Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 202
Houston, Texas 7702

> **Re: Oasis Petroleum Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2010**
> **File No. 333-165212**

Dear Mr. Nusz:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Section VIII of the March 31, 2001

update to our Current Issues and Rulemaking Projects outline for additional guidance.

3.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.

4.   Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Industry and Market Data, page i

5.   Throughout your prospectus you set forth market data and certain statistical information and forecasts obtained through a variety of sources. You state that although you believe these third-party sources are reliable, you have not independently verified the information and cannot guarantee its accuracy and completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please ensure that this subsection is in a section of the prospectus not subject to paragraph (d) of Rule 421.

Prospectus Summary

Our Competitive Strengths, page 3

6.   Provide independent support for your statement that your Williston Basin acreage is one the largest concentrated leasehold positions in the basin.

7.   Please clarify and support your statement that your management team is one of your principal competitive strengths with a "proven track record in identification, acquisition and execution of resource conversion opportunities."

8.   In light of your statement in a risk factor on page 16 that your experience with horizontal drilling in the Bakken and Three Forks formations is limited, please provide support for your statement that your team possesses substantial expertise in horizontal drilling and prior experience in the Williston Basin.

9.   We note your statement that you intend to maintain operating control over a
        majority of your portfolio. Please clarify this statement and your relative
        competitive strength in this respect, in light your disclosure in a risk factor on
        page 17 that expect you will not be the operator on approximately 48% of your
        identified gross drilling locations.

Marketing and Transportation, page 5

10.   We note your disclosure here of the current takeaway capacity, as well as your
        risk factors on page 18 that discuss the risk from oil production surpassing local
        transportation and refining capacity, which can result in substantial discounts
        from the WTI crude oil price. You also disclose that you generally do not
        purchase firm transport out of the Williston Basin on third-party facilities. For
        more informative disclosure, please also discuss your primary method for
        transport that you have employed thus far and anticipate next year, whether it be
        truck, rail, or pipeline, and/or if you sell any portion of your oil to other producers
        directly at the wellhead.

The Offering

Use of Proceeds, page 6

11.   Please provide disclosure on the net proceeds that you expect to receive if the
        underwriters exercise in full their option to purchase additional shares from you.

Risk Factors

The inability of one or more of our customers to meet their obligations . . . , page 26

12.   You disclose concentration of your oil and natural gas receivables with several
        significant customers, and that you do not require your customers to post
        collateral. You also disclose your exposure to the risk of financial losses when a
        counter-party to your derivative instruments defaults on its contractual obligation.
        As such, please discuss how you assess the credit standing of your significant
        customers for oil and gas receivables, as well as your counterparties on derivative
        instruments, and how often you update this assessment to reflect changing market
        conditions.

Use of Proceeds, page 34

13.   We note your disclosure that you intend to use the proceeds of this offering to
        repay all of your outstanding indebtedness under your revolving credit facility,
        which you disclosed previously to be $13 million as of March 1, 2010. The
        remaining proceeds you disclose will be used to fund exploration, development,

and other capital expenditures, as well as for general corporate purposes. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. It is insufficient to indicate only that the proceeds will be used in the aggregate for certain purposes and for "general corporate purposes." Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

14.   We note your disclosure that oil and natural gas prices have historically been volatile and movements in price may affect your financial position and the economic viability of quantities of your reserves. Please tell us what thought you gave to discussing the direction of oil and gas prices over your reporting periods, and how this has affected your reserves, operations, including your capital expenditures and number of rigs employed, and results from operations, including impairment charges. In this regard, we note generally that the rig count in the Williston Basin rapidly declined from a peak rate of 93 rigs running in November 2008 to 31 rigs running in May 2009, but has since rebounded to over 103 as of March 17, 2010, with these fluctuations largely corresponding to upward or downward movements in the price of oil over this period. We also note that you reduced your planned 2009 capital expenditure program and entered into discussions regarding early termination of drilling rig contracts with two drilling contractors.

15.   If there are other factors that affected your capital expenditures, please discuss these. Please also discuss whether you believe these factors may affect your future capital expenditures and operations.

16.   Your disclosure states that your farm-in and purchase agreement in connection with the acquisition of the East Nesson properties in May 2008 obligated you to spend $15.1 million of drilling costs on behalf of the other parties. Please clarify how you accounted for this obligation.

Sources of our Revenue

Year ended December 31, 2009 as compared to year ended December 31, 2008, page 41

17.   Your disclosure states that the "increase in average daily production sold is
        primarily due to the East Nesson and Sanish acquisitions completed in 2009 and
        well completions." Please revise to separately disclose the amount of the increase
        that was attributable to well completions and the amount that was attributable to
        acquisitions. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Expenses

Year ended December 31, 2009 as compared to year ended December 31, 2008

Lease operating expenses, page 44

18.   We note your disclosure, "[t]he 2008 unit operating costs were also higher on a
        per barrel basis due to increased equipment repair and salt water disposal costs for
        the properties in [y]our West Williston project area." Please revise your
        disclosure to clarify why you incurred higher equipment repair and salt water
        disposal costs in fiscal year 2008 than 2009. Please explain the specific factors
        that caused these costs to decrease on a per barrel basis in fiscal year 2009.

Year ended December 31, 2008 compared to period from February 26, 2007 (Inception)
through December 31, 2007

Depreciation, Depletion and Amortization, page 46

19.   We note your disclosure which describes the reasons that your amortization rate
        increased from fiscal year 2007 to 2008. However, based you your disclosure,
        your amortization rate decreased from fiscal year 2007 to 2008. Please revise to
        discuss the reasons for this decrease.

Critical Accounting policies and estimates

Impairment of unproved properties, page 54

20.   We note that you review lease terms, drilling results or future plans to develop
        acreage when evaluating whether impairment has occurred with regard to
        capitalized costs related to your unproved properties. We also note that you have
        a significant amount of leases that will expire in fiscal year 2010 based on your
        disclosure on page 68. Please clarify if there are material amounts of costs
        recorded as of December 31, 2009 that relate to this acreage. If so, please revise
        your disclosure to identify the projects and the judgments or assumptions that you

utilized when determining that related capitalized unproved property costs are not impaired as of December 31, 2009.   We refer you to Financial Reporting Codification 501.14.

Our Operations, page 61

21.   You do not appear to have also disclosed proved developed reserves and proved undeveloped reserves by product type, i.e., oil and natural gas, in your table of estimated proved reserves on page 63. Please revise. See Item 1202(a) of Regulation S-K.

22.   We note the disclosure on page 68 that, of your total 498,461 gross acreage, 108,188 gross acres will expire in 2010 unless production from the leasehold acreage has been established. Please tell us the amount of resources you have allocated to establish production in those acres that will expire over the next three years, and what portion of those acres you expect may expire in light of the resources you plan to allocate. In this regard, we note your disclosure that operated wells funded by your 2010 drilling plan represent only a small percentage of your gross identified operated drilling locations, and that you will be required to generate or raise multiples of this amount of capital to develop your entire inventory of identified drilling locations should you elect to do so.

Executive Compensation and Other Information

Compensation Discussion and Analysis

Elements of our Compensation and Why We Pay Each Element, page 90

23.   You disclose that in setting base salaries, the company in 2010 and in future years the compensation committee anticipates targeting base salaries to the 50th percentile of your peer group. In light of this, please clarify what you mean by the tabular disclosure indicating that Mssrs. Nusz and Reid's base salaries for 2010 are set at the 87.8% and 104.3% "of 50th Percentile of 2010 Peer Group", respectively. For example, it might be helpful to disclose what is the 50th Percentile of the 2010 Peer Group.

24.   Based upon your disclosure, it appears that the current year targets for your performance metrics under the annual performance-based cash incentive award at the threshold, target, and maximum levels, which will dictate the actual bonuses awarded, are material to an understanding of your executive compensation program. Please disclose these targets or advise.

25.   In 2009, you awarded your maximum targeted bonuses, and also awarded each named executive officer a special cash performance bonus. Please quantify the

special cash performance bonus for each of the NEOs and discuss the factors you considered in determining the amount of this bonus. We note, for example, that Mr. Nusz received a $543,167 bonus in 2009, which is more than 200% of his base salary of $220,000. Please tell us if this discretionary cash award will still be an option for the compensation committee to award in 2010, above your maximum levels relative to base salary that you have disclosed.

Summary Compensation Table, page 96

26.   Please provide the information required by Item 402(c) for each of the last three completed fiscal years.

Consolidated Statement of Operations, page F-4

27.   We note from your disclosure on page F-13 that Oasis Petroleum LLC has been treated as a partnership for tax purposes, and therefore no recognition has been given to federal or state income taxes in the consolidated financial statements. We also note your disclosure on page 5 that states the partnership interest in Oasis Petroleum LLC will be exchanged for common stock of Oasis Petroleum Inc. simultaneously with the closing of the offering. Since you will no longer be tax exempt upon the closing of the offering, please revise to provide pro forma tax and earnings (loss) per share data on the face of your consolidated statements of operations for at least the most recent fiscal year and interim period (in the event that you have to update your financial statements); we encourage this pro forma presentation for all periods.

28.   Please clarify why you believe that it is appropriate to present the change in unrealized and realized gain or loss on derivative instruments in other income. In this respect, explain why you do not believe that these gains or losses are related to your operating activities.

Consolidated Statement of Cash Flows, page F-6

29.   Please clarify how you evaluated the provisions of ASC Topic 230-10-45-12 when determining that derivative settlements should be recorded as cash flows from investing activities.

30.   Your disclosure on pages 48 and 49 states that capital expenditures are presented within the consolidated statements of cash flows on cash basis. Therefore, it appears that you excluded capital expenditures which have been purchased but have not been paid for from cash flows from investing activities and recorded those amounts as changes in accounts payable. If this is correct, please explain how you evaluated whether the payment for the capital expenditures recorded in accounts payable would be paid "soon after" the acquisition of the capital

expenditures when determining whether investing or operating cash flow presentation was appropriate for these costs.

Note 2. Summary of Significant Accounting Policies

Property, Plant and Equipment

Proved Oil and Gas Properties, page F9

31.   Please revise to disclose your accounting policy for geological and geophysical costs and costs of retaining undeveloped properties.

Note 4. Fair Value Measurements, pages F-19 and F-20

32.   Please revise your disclosure to provide the information required by ASC Topic 820-10-50-2 for each annual (or interim) period that is included in your financial statements.

33.   Please revise your disclosure to provide all the information required by ASC Topic 820-10-50-5 with regard to your nonrecurring measurements.

Note 13. Supplemental Oil and Gas Reserve Information – Unaudited

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-31

34.   Please revise your disclosure within footnote (1) to disclose the amount of future income tax expense that would have been included as of December 31, 2009 if you were not a tax exempt entity. You should provide such disclosure as you will no longer be a tax exempt entity upon the completion of your offering. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure or PV-10 in any other places in your document.

Bill Barrett Corporation Acquisition Properties

Notes to Statements of Revenues and Direct Operating Expenses, page F-38

35.   Please revise to describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired business going forward due to changes in the business and the omission of various operating expenses. Provide similar disclosure in the notes to the Kerogen Acquisition Properties − Statements of Revenues and Direct Operating Expenses.

Kerogen Acquisition Properties

Unaudited Pro Forma Financial Information, page F-46

36.   Revise to disclose how the pro forma statements of operations are not indicative
        of your operations going forward, because they necessarily exclude various
        operating expenses.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

37.   You disclose various issuances by Oasis Petroleum LLC during the past three
        years of additional membership interests in connection with capital contributions
        from its members. As you disclose that each transaction was exempt from
        registration pursuant to Section 4(2), please disclose if each purchaser was an
        accredited investor or sophisticated with access to information.

Exhibits 99.1 and 99.2

38.   Please provide the information set forth in Item 1202(a)(8) or tell us why the
        requested disclosure is inapplicable. For example, disclose the proportion of
        Oasis' total reserves covered by the report, discuss the possible effects of
        regulation on the ability of Oasis to recover the estimated reserves, and a
        statement that the petroleum engineer used all methods and procedures considered
        necessary under the circumstances to prepare the report.

Exhibit 99.3

39.   We note the statement that estimates of reserves were prepared by the use of
        standard geological and engineering methods generally accepted by the petroleum
        industry. Please provide a statement that DeGolyer and MacNaughton used all
        methods and procedures it considered necessary under the circumstances to
        prepare the report. See Item 1202(a)(8) of Regulation S-K.

Engineering Comments

Prospectus Summary, page 1

40.   Please remove the reference to 3.65 billion barrels of recoverable resources here
        and on pages 58 and 70. You may only disclose proved, probable and possible
        reserves, as defined in Rule 4-10(a) of Regulation S-X, in SEC filings.

Summary Historical Operating and Reserve Data, page 11

41.   It appears that you are disclosing the natural gas index prices from the Henry Hub here and in the Overview on page 39 and it is so stated in the DeGolyer and MacNaughton reserve report. As all of your operations are in the Rocky Mountain area it would appear that the more appropriate index to use would be the Colorado Interstate Gas (CIG) Hub which for 2009 had an average first-day-of-the-month price of $3.03 per MMBTU. And for 2008 the price was $3.87 per MMBTU for the CIG hub. Please revise your filing to disclose these prices and re-run your proved reserves using the CIG index prices instead of the Henry Hub prices for natural gas or explain to us why you believe the Henry Hub price is the appropriate price to use.

Management's Discussion of Analysis of Financial Condition and Results of Operations, page 39

42.   Although you provide a general geological description of the Williston Basin and Bakken Shale in other parts of the document, you do not provide any known trends or characteristics that are specific to your operations. For example you produce approximately 3,000 barrels equivalent per day from 69.6 net wells for an average of 43 barrels per day per well. You should expand your disclosure to indicate whether this average production rate is similar to other areas in the Williston Basin and if not, state whether it is higher or lower and whether you foresee the trend continuing. You report that you have approximately 5.6 million barrels of proved developed reserves or about 80 thousand barrels equivalent per well. Expand your disclosure to state whether this average reserve per well is similar to other areas in the Williston Basin and if you foresee future wells having approximately the same amount of reserves. In addition, please include information about the typical initial rates and decline rates of your wells in the Bakken Shale and whether these rates are similar to other wells in other portions of the Bakken Shale. Please see the guidance in Section V of Securities Act Release No. 33-8995.

Business

Overview, page 58

43.   As you have never filed before, the rules require a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material properties. Please see Item 1202(a)(6) of Regulation S-K. This requires more than just naming the technologies commonly used in the industry. Please revise your document as appropriate.

44.   Item 1203 of Regulation S-K requires that you disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into developed reserves and investments and progress made during the year to convert proved undeveloped reserves, including, but not limited to, capital expenditures. Please revise your document as appropriate.

45.   As each of your three major fields in the Williston Basin contains more than 15% of your total proved reserves, Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each of these fields. Although you disclosed production, you do not appear to have disclosed production prices or production costs for each of these fields. Please revise your document as appropriate.

46.   Please disclose any material delivery commitments of oil and natural gas that you may have. If you do not have any please state that. Please see Item 1207 of Regulation S-K.

Closing Comments

        As appropriate, please revise your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863, or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have any questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (713) 615-5139
        T. Mark Kelly
        Matthew R. Pacey
        Vinson & Elkins L.L.P.